SECI 21002523

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SEC Mail Processing
MAR 02 2021
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 13 West
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Harris Financial Advisors, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LOUISE TRAIL
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 27, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

TABLE OF CONTENTS

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BMO Harris Financial Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Chicago, Illinois
February 26, 2021

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Wholly-Owned Subsidiary of BMO Financial Corp.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets		
Cash	$	11,197,797
Securities owned, at fair value		30,000,341
Deferred tax asset, net		2,529,441
Accounts receivable		1,198,485
Prepaid expenses		965,214
Receivable from clearing broker-dealer and organization		161,063
Premises and equipment at cost, less accumulated depreciation of $1,556,334		62,358
Intangible assets, less accumulated amortization of $399,750		69,300
Other assets		418,973
Total assets	$	46,602,972
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued compensation and related benefits	$	11,188,409
Payable to affiliates		1,593,452
Accounts payable and accrued expenses		2,953,870
Securities sold, not yet purchased, at fair value		4,692
Total liabilities	$	15,740,423
Stockholder's equity:		
Common stock, no par value, 1,009 issued and outstanding; $1 par value; 2,358 issued and outstanding	$	2,358
Additional paid-in capital		36,616,109
Accumulated deficit		(5,755,918)
Total stockholder's equity	$	30,862,549
Total liabilities and stockholder's equity	$	46,602,972

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BMO Harris Financial Advisors, Inc., (the "Company") is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor with the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of BMO Financial Corp. ("BFC" or the "Parent"), a Delaware corporation, which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO").

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. ("BHB" or the "Bank") branch locations. The Company offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Company also acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis through Pershing LLC ("Pershing"), a wholly owned subsidiary of the Bank of New York Company, Inc. As part of a clearing agreement, Pershing provides the Company with certain back office support and clearing services. The Company also offers and sells life and long-term care insurance products to its customers.

2. Summary of Significant Accounting Policies

Basis of accounting

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of estimates

The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

Cash represents funds held in demand deposit accounts for firm operating activities.

Securities owned, at fair value

Investment securities consist of United States Treasury Bills recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940, "*Financial Services – Brokers and Dealers*".

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives. Estimated useful lives range from 3 to 10 years for computer equipment, software and other equipment.

Income taxes

FASB ASC Topic 740, "*Income Taxes*", establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial condition or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

Other Assets

The Company uses total return swaps to minimize exposure to currency exchange rate and equity price fluctuations associated with certain obligations under a stock-based compensation plan. The swap contracts are derivatives and are accounted for at fair value with unrealized gains included in other assets.

Intangible assets

Intangible assets consist of customer relationships acquired during 2012 from a former affiliate in the amount of $469,050. The intangible asset is being amortized on an accelerated basis over a period of 16 years and the carrying value was $69,300 at December 31, 2020.

Credit impairment

The FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" in June 2016, which was subsequently clarified by the issuance of additional related ASUs, including 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses" in November 2018, 2019-04, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" in April 2019, 2019-05, "Financial Instruments - Credit Losses - Targeted Transition Relief" in May 2019, and 2019-10, "Financial Instruments - Credit Losses (Topic 326) - Mandatory Effective Dates" in November 2019. These ASUs require an entity to present financial assets measured at amortized cost at the net amount expected to be collected, by recognizing an allowance that represents an entity's current estimate of expected credit losses. An entity must consider current events and reasonable and supportable forecasts when estimating expected credit losses. These ASUs were effective for the Company on January 1, 2020. The adoption has not had a significant impact on the Company's financial statements. No reserve was required to be booked at December 31, 2020.

3. Fair Value Measurements

FASB ASC 820, "*Fair Value Measurement*", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 is used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with FASB ASC 820. Absent specific information to the contrary, fair value was assumed to equal carrying value for cash, receivables and payables due to their short term nature.

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2020, the Company's securities measured at fair value consisted of the following:

	Level 1	Level 2	Level 3	Total at Fair Value
US Treasury securities owned	$29,994,950	$ —	$ —	$29,994,950
Mutual and exchange traded funds owned	5,391	—	—	5,391
Corporate equities sold, not yet purchased	(4,692)	—	—	(4,692)
	$29,995,649	$ —	$ —	$29,995,649

There were no transfers between levels during the year ended December 31, 2020.

Determination of fair value

Securities owned and securities sold, not yet purchased, are recorded at fair value based on prevailing market prices for securities. Cash, receivables from brokers, dealers and clearing organizations, and other receivables/payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

4. Commitments and Contingencies

The Company leases office space and equipment under agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through October 2021. The minimum required rental payments under the current lease obligation, including taxes and operating expenses, are $502,513.

5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2020 are presented below:

Deferred tax assets:	
Deferred employee compensation	$ 893,087
Employee Benefit plans	1,041,957
State tax loss carryforwards	2,021
Restructuring Costs	426,231
Other	180,159
Total deferred tax assets	$ 2,543,455
Deferred tax liabilities	
Depreciation	$ (14,014)
Gross deferred tax liabilities	(14,014)
Net deferred tax assets	$ 2,529,441

No valuation allowance exists at December 31, 2020 to offset a portion of the Company's state deferred tax assets and state tax loss carryforwards. Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets, is more likely than not at December 31, 2020.

State tax loss carryforwards at December 31, 2020 of approximately $46,503 can be carried forward indefinitely.

At December 31, 2020, the Company had unrecognized tax benefits of $1,270,000. The balance of gross unrecognized tax benefits may decrease between zero and $1,302,567, during the next twelve months depending upon legislation, rulings or the settlement of federal and state tax audits.

As of December 31, 2020, no audits are currently in process that would have a material impact on the Company's effective tax rate. The Company is no longer subject to federal, state or local tax audits for the years prior to 2017.

6. Related-Party Transactions

The Company maintains its cash balances at the Bank. As of December 31, 2020, the cash balance at the Bank was $11,067,450.

Substantially all of the Company's financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions are conducted with an affiliate of the Parent and related custodial services for these investments are with BNY Mellon. The payable to affiliates for intercompany services at December 31, 2020 is $1,593,452.

7. Employee Benefit Plans

The Company is a participating employer in retirement plans offered to BMO's U.S. eligible employees. BFC has grown over time and plan participants include employees of the Company, other BFC subsidiaries and the BMO U.S. Branch.

BFC sponsors a noncontributory defined benefit pension plan covering the Bank's eligible employees that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals hired prior to April 1, 2016 without regard to statutory limitations for qualified funded plans.

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

On March 1, 2016, BFC announced that it would no longer offer the defined benefit pension plan or supplemental unfunded retirement plan to employees hired on or after April 1, 2016 and that it would freeze the plans on March 1, 2017 for employees hired prior to April 1, 2016. The final average pay formula will continue to reflect future earnings and the account-based formula will continue to reflect annual interest credits. However, under both benefit formulas, service credits stop as of March 1, 2017. The pension plan was amended effective April 1, 2016 to reflect the changes. In accordance with ASU 2015-04, "Compensation-*Retirement Benefits (Topic 715): Practical Expedient for the Measurement Date of an Employer's Defined Benefit Obligation and Plan Assets,*" the benefit obligation and plan assets were remeasured as of March 31, 2016.

The policy for the defined benefit pension plan is to have the participating employers, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act ("ERISA"), without regard to prior years' contributions in excess of the minimum. During the year ended December 31, 2020, the Company contributed $640,040 to the pension trust. The Company records liabilities related to its participation in the pension and supplemental unfunded retirement plans in the Statement of Financial Condition. The pension plan and supplemental unfunded retirement plan liabilities of the Company were $2,463,069 and $1,331,098, respectively, as of December 31, 2020.

In addition to pension benefits, BFC sponsors a post-retirement medical plan that provides medical care benefits to the Company's eligible retirees (and their dependents) . In 2007, the plan was amended to no longer offer plan benefits to new hires and to eliminate plan benefits for employees under the age of 35 at that time. Under the terms of the plan, the Company contributes to the cost of coverage based primarily on employees' length of service. Additional cost sharing with plan participants is accomplished through deductibles, coinsurance and out-of-pocket limits. The plan is partially funded by a trust created under Internal Revenue Code Section 401(h). The Company's liability related to its participation in the post-retirement medical plan was $451,406 as of December 31, 2020.

BFC sponsors a defined contribution plan that is available to the Company's eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In addition, on March 1, 2016, BFC introduced an automatic employer core contribution to the 401(k) savings plan that began immediately for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016. BFC also introduced a non-qualified defined contribution plan, the purpose of which is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans. The plan is effective January 1, 2017 for employees hired on or after April 1, 2016 and March 1, 2017 for employees hired prior to April 1, 2016.

8. Receivable from and Payable to Clearing Broker-Dealer and Clearing Organization

Amounts receivable from and payable to clearing broker-dealer and organization at December 31, 2020, consist of the following:

	Receivable
Fees and commissions	$ 56,063
Refundable deposits	105,000
	$ 161,063

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $21,165,471 was in excess of the minimum requirement by $20,115,342.

10. Subsequent Events

In March 2021, the Company will transfer its revenues and sales employees to BHB as it enters into a third party manager agreement with a partner to service its brokerage relationships. The Company is expected to withdraw its FINRA and SEC registrations in 2021. Upon completion of these activities, the Company will be merged into BHB.